ITEM 77C

DREYFUS BASIC U.S. GOVERNMENT MONEY MARKET FUND

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Stockholders of the Dreyfus BASIC U.S. Government Money Market Fund (the “Fund”) was held on December 28, 2009. Out of a total of 288,326,231.697 shares (“the Shares”) entitled to vote at the meeting, a total of 155,714,835.598 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares
	For	Against	Abstain
1. To approve amending the	123,982,408.108	24,144,929.680	7,587,497.810
Fund’s policy regarding
borrowing
		Shares
	For	Against	Abstain
2. To approve amending the	117,667,220.668	24,714,554.710	13,333,060.200
Fund’s policy regarding
lending